Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN TO PRESENT AT HEALTHCARE CONFERENCES IN JANUARY 2006

DUBLIN, IRELAND, DECEMBER 22, 2005 -- Elan Corporation, plc announces that it will present at two healthcare conferences in January 2006.

On January 5, 2006, Elan will present at the Morgan Stanley Pharmaceutical CEO’s Unplugged Conference in New York at 8:00 a.m. Eastern Standard Time (EST), 1:00pm Greenwich Mean Time (GMT). On January 10, 2006, Elan will present at the JP Morgan 24th Annual Healthcare Conference in San Francisco at 3:00 p.m. Pacific Standard Time, 6:00 p.m. EST and 11:00 p.m. GMT.

Interested parties may access a live audio webcast of the presentations by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcasts, an archived version of the presentations will be available at the same URL.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.